August 14, 2015

BY EDGAR AND E-MAIL

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Hill-Rom Holdings, Inc.

Registration Statement on Form S-4

Filed on July 13, 2015

File No. 333-205645

Dear Mr. Mancuso:

On behalf of Hill-Rom Holdings, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-4 (Registration No. 333-205645) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2015.  An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Staff’s letter dated August 6, 2015 with respect to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type herein.

Effects of the Merger; Merger Consideration, page 51

Comment No. 1

Please revise to disclose the consideration that each Welch Allyn shareholder will receive on a per share basis. If shareholders will not know at the time of the vote the consideration per share that they will receive, please say so clearly on your one-page prospectus cover, and disclose in your prospectus an example of the consideration per share using information available on the latest practicable date. Also disclose, if true, that the actual value of the consideration and number of shares to be issued may differ from the example, making clear when the final per share consideration will be determined; include an illustrative table showing a reasonable range of potential consideration per share. Disclosure accompanying the illustrative table should explain, if material, the volatility of your common stock over a relevant historic period, other relevant factors and risks that affect the consideration per share, and walk-away rights. State the consideration per share in terms of the lowest amount assured to be issued, excluding consideration that will be placed in escrow contingent on future events; you may disclose, if true, that there is a possibility of an increase in the stated consideration if amounts remain in the escrow account after the occurrence of the stated events.

Response

In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover to state that the per share consideration to be received by Welch Allyn shareholders will not be known at the time of the special meeting.  Additionally, the Company has included on pages 52 and 53 an illustrative calculation estimating the per share consideration that Welch Allyn shareholders would have received if the merger had been consummated on July 31, 2015.

Interests of Directors and Executive Officers of Welch Allyn in the Merger, page 67

Comment No. 2

Please quantify the amounts to be paid or payable to each of Welch Allyn’s officers and directors for each of the interests identified in this section.

Response

With respect to the Staff’s comment, the Company respectfully notes that quantification of the amounts paid or payable to each Welch Allyn officer and director is not required by Item 5 of Schedule 14A, which only requires that such interests be “describe[d] briefly”.

The Company has added disclosure to the section titled “The Merger—Interests of Directors and Executive Officers of Welch Allyn in the Merger” that sets forth the aggregate amounts payable to directors and executive officers as a group in respect of PHASARs ($14,810,008), PSU Awards ($24,371,841), LTIP Cash Incentive Awards ($5,198,017), Deferred Compensation Plans ($5,782,669), the Executive Severance Plan ($11,770,288) and 2015 Annual Bonuses ($2,024,441).  The Company also notes this section includes a cross reference to the directors and executive officers’ ownership of Welch Allyn common stock in the section titled “The Merger—Stock Ownership of Welch Allyn Directors, Executive Officers and Certain Beneficial Owners” beginning on page 67 of the amended proxy statement/prospectus, which discloses that the directors’ and executive officers’ own an aggregate of 23.64% of the outstanding shares of Welch Allyn common stock.  Four of these individuals (three directors and one executive officer) own 23.11% of the outstanding shares of Welch Allyn common stock, and their respective holdings are disclosed on an individual basis.

Welch Allyn has been a private, family-owned company for 100 years.  The family members own more than 99.8% of the outstanding shares of Welch Allyn common stock.  There are currently three branches of the family (consisting of three grandchildren of the original founder of Welch Allyn and their respective spouses, descendants and spouses of their descendants).  The ownership interests of these three branches of the family are held by individual family members and through a variety of trusts.  As described in the section titled “Material Contracts Between the Parties” on page 102 of the amended proxy statement/prospectus, 89.94% of the total number of shares of Welch Allyn Class A common stock is subject to the voting trust agreement.  Under the voting trust agreement, the affirmative vote of “at least all but one of the voting trustees” is required to vote the

96,406,486 shares of Welch Allyn Class A common stock subject to the voting trust agreement, so the affirmative vote of five of the six voting trustees under the voting trust agreement is sufficient to determine the vote of 89.94% of the total number of shares of Welch Allyn Class A common stock.

The Welch Allyn Board includes one family member from each of the three branches of the family.  The voting trustees include those three Welch Allyn Board members and three additional trustees.  There is at least one voting trustee from each of the three branches of the family.  The three Welch Allyn Board members who are voting trustees and one of the additional three voting trustees, who is an executive officer of Welch Allyn, are fully aware of the compensation arrangements with Welch Allyn’s directors and executive officers, including the amounts that would become payable to each of the directors and executive officers of Welch Allyn in connection with the merger.

There are seven shareholders of Welch Allyn common stock who are not family members and who collectively own approximately 0.17% of the outstanding shares of Welch Allyn common stock.  Two current executive officers of Welch Allyn collectively own approximately 0.10% of the outstanding shares of Welch Allyn common stock.  These two individuals are fully aware of  the compensation arrangements with Welch Allyn’s directors and executive officers, including the amounts that would become payable to each of the directors and executive officers of Welch Allyn in connection with the merger.  Three other non-family shareholders are current Welch Allyn employees who are participants in the Welch Allyn long-term incentive plan, and one non-family shareholder is a former Welch Allyn employee who was a participant in the Welch Allyn long-term incentive plan until he retired from Welch Allyn approximately two years ago.  These current and former employees own in the aggregate approximately 0.05% of the outstanding shares of Welch Allyn common stock.  The remaining non-family Welch Allyn shareholder is a non-profit organization that acquired approximately 0.02% of the outstanding shares of Welch Allyn common stock through a charitable donation from a family member.

Finally, the Company notes that the directors and executive officers of Welch Allyn have long had an expectation that their individual compensation would not be publicly disclosed based on Welch Allyn’s status as a privately-held company.

Based on the foregoing, the Company respectfully submits that the disclosure in the amended proxy statement/prospectus meets the requirements of Item 5 of Schedule 14A.  The Company particularly notes the disclosure, on an individual basis, of the three directors and one executive officer’s ownership of Welch Allyn common stock conveys the significant interests of the directors and executive officers in the merger.  Disclosure of this information, together with the new disclosure with respect to the aggregate value for all directors and executive officers of each component of the other interests provides sufficient information for the Welch Allyn shareholders, including the non-family member shareholders, to understand the magnitude of the directors and executive officers’ interests in the merger and to evaluate any conflicts of interest that the directors and executive officers may have in the merger.  Requiring additional disclosure of information about amounts paid or payable to the Welch Allyn officers and directors on an individual basis publicly for the first time would not provide additional meaningful information to Welch Allyn’s shareholders and would unnecessarily deprive Welch Allyn’s employees of their expectation of privacy with respect to their individual finances.

Tax Consequences to Holders of Welch Allyn Common Stock as a Result of the Merger, page 78

Comment No. 3

Please state clearly what the federal income tax consequences of the transaction are, not merely what the consequences “should” be, “may” be or “generally” are. Alternatively, if you cannot provide disclosure about what the consequences are, please (1) revise your disclosure to clarify the reasons for the uncertainty and discuss the possible alternatives and risks to investors, and (2) file an opinion per Regulation S-K Item 601(b)(8); for guidance, please see Staff Legal Bulletin No, 19 (October 14, 2011) Sections III.C.1 and III.C.4. Also, if your disclosure as revised to address this comment does not include information regarding investors’ tax basis in the shares you are offering, please provide us your analysis supporting your conclusions regarding why this disclosure is not required.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 through 82 of the Registration Statement.

Debt Financing, page 102

Comment No. 4

Please file as an exhibit to your registration statement the commitment letter mentioned in this section. Also please tell us when the definitive documents governing the debt arrangements will be available and filed as exhibits.

Response

The Company has filed the Amended and Restated Commitment Letter, dated June 26, 2015, among Goldman Sachs Bank, USA, Goldman Sachs Lending Partners LLC and the Company as Exhibit 10.2 to the Registration Statement.  The definitive documents governing the debt arrangements will be entered into in connection with the consummation of the merger described in the Registration Statement and the Company undertakes to file such definitive documents with a Current Report on Form 8-K within four business days of entering into such definitive documents.

Market Price and Dividend Information, page 103

Comment No. 5

We note your disclosure that, “[i]n connection with the merger and prior to the effective time of the merger, Welch Allyn intends to make a cash dividend to Welch Allyn shareholders of a substantial portion of the cash on hand and certain other assets that are not related to Welch Allyn’s business...” Please disclose the amount and nature of the assets to be distributed. Also provide us your analysis of whether this information should be addressed in your disclosure on page 67 regarding the interests of affiliates in the merger.

Response

The Company has revised the disclosure on page 104 of the Registration Statement to describe the amount and nature of the assets to be distributed and has addressed such distribution in the disclosure on page 70 regarding interests of affiliates in the merger.

Where you can find additional information, page 155

Comment No. 6

Please incorporate all required documents filed since September 30, 2014, the end of the fiscal year covered by the annual report on Form 10-K that you have incorporated by reference. Also, please tell us how your incorporation by reference reflects the requirements of Item 11(b)(1) of Form S-4.

Response

The Company has revised page 160 of the Registration Statement to incorporate all required documents filed since September 30, 2014, the end of the fiscal year covered by the Annual Report on Form 10-K that the Company has incorporated by reference.

The Company has revised page 160 of the Registration Statement to incorporate by reference all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the proxy statement/prospectus and the date on which the offering pursuant to the proxy statement/prospectus is terminated.  Because the termination of the offering will occur after the meeting of stockholders of which the proxy statement/prospectus relates, the Company has complied with both Items 11(b)(1) and 11(b)(3) of Form S-4.

Annex D

Comment No. 7

We note the statement in the last paragraph of this annex that the opinion “is solely for the use and benefit of the Board of Directors of the Company and shall not be disclosed publicly or made available to, or relied upon by, any third party without [the financial advisor’s] prior approval.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in financial advisor’s engagement letter with the registrant). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

Response

In response to the Staff’s comment, the Company has re-filed as Annex D the opinion of Barclays Capital Inc. without the applicable limitation.

Undertakings, page II-2

Comment No. 8

Please provide the undertakings required by Regulation S-K Item 512(a).

Response

The Company has revised pages II-2 through II-4 of the Registration Statement to provide the undertakings required by Regulation S-K Item 512(a).

Exhibit 99.1

Comment No. 9

We note that the last paragraph of the consent of Barclays Capital Inc. filed as exhibit 99.1 states that the consent “shall be governed and construed and enforced in accordance with the laws of the State of New York.” Please provide us your analysis of how this limitation is consistent with Section 14 of the Securities Act and Section 29 of the Exchange Act.

Response

The Company respectfully advises the Staff that it has re-filed the consent of Barclays Capital Inc. as Exhibit 99.1 to the Registration Statement and has deleted the statement that such consent “shall be governed and construed and enforced in accordance with the laws of the State of New York.”

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If you have any questions regarding any of the responses in this letter, please call me at (312) 558-7510.

Respectfully submitted,

/s/ Brian M. Schafer

Brian M. Schafer

Enclosure

cc:                                Jay Mumford

Steven J. Gavin

Susan Lichtenstein

Robert Macklin